Exhibit 3.1

CERTIFICATE OF FIRST AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION OF
NEONODE INC.

Neonode Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The original name of the Corporation was SBE (DELAWARE), INC. The present name of the Corporation is Neonode Inc. The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was September 4, 1997.

SECOND: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Section 242 of the DGCL, duly adopted and approved resolutions to amend the Restated Certificate of Incorporation of the Corporation.

THIRD: The Restated Certificate of Incorporation is hereby amended by adding the following new paragraph immediately after Section A of Article IV:

Upon this Amendment to the Certificate of Incorporation becoming effective pursuant to the DGCL (the “Effective Time”), every ten shares of Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, no fractional shares of Common Stock shall be issued. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s exchange agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s certificate, in an amount equal to the product obtained by multiplying ten by the product of (a) the most recent closing price per share of the Common Stock as reported on The Nasdaq Capital Market as of the Effective Time, and (b) the fraction of one share owned by the stockholder. The Reverse Split shall occur whether or not certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. The Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.

FOURTH: This Certificate of First Amendment to the Restated Certificate of Incorporation shall be effective at 12:01 a.m., Eastern Time, on October 1, 2018.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of First Amendment to be executed by a duly authorized officer effective this 27th day of September, 2018 and hereby affirms that the facts stated herein are true.

/s/ Lars Lindqvist
Name:	Lars Lindqvist
Title:	Vice President, Finance, Chief Financial Officer, Treasurer and Secretary